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SEC FILE NUMBER
8-69409

69409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Public

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Curex

Curex Securities (USA), LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 West 45th St 22nd Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert FX Feeney — (212) 488-0528
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, middle name)

290 West Mount Pleasant Ave	Livingston	New Jersey	[illegible]
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Subordinated Liabilities
- [x] Notes to Financial Statements.
- [ ] (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- [ ] (l) An Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2016

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statement:

Statement of Financial Condition 2

Notes Statement of Financial Condition 3-5



CITRINCOOPERMAN®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Corex Securities (USA), LLC

We have audited the accompanying statement of financial condition of Corex Securities (USA), LLC as of December 31, 2016. This financial statement is the responsibility of Corex Securities (USA), LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Corex Securities (USA), LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 23, 2017

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	97,772
Prepaid Expenses		336
Other Assets		395
Total Assets	$	98,503

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to Parent	$	76,909
Member's Equity		21,594
Total Liabilities and Member's Equity	$	98,503

The accompanying notes are an integral part of this statement

Notes to Statement of Financial Condition
December 31, 2016

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has not yet commenced operations, and has no revenue. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2018.

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange traded and OTC investment products.

The Company is a wholly-owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2016, the cash balance held at the financial institution was less than the federally insured amount.

Revenue Recognition

The Company anticipates that it will receive transaction based compensation in connection with the licensing of its intellectual property and financial technology. The Company recognizes revenue in accordance with Financial Accounting Standards Board Topic 605, "Revenue Recognition", which stipulates that revenue is generally realized and earned once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the Federal, State and Local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statement.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2013 through 2016) are subject to examination by the Internal Revenue Service and other taxing authorities.

Notes to Statement of Financial Condition
December 31, 2016

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $20,863 which was $15,736 in excess of its required net capital of $5,127. The ratio of aggregate indebtedness to net capital was 3.69.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. For the year ended December 31, 2016, the Company incurred $81,003 of such charges of which $76,909 remains payable to the Parent at December 31, 2016.

During the year, $120,000 of the amount owed to the Parent was converted to equity as capital contributions to the Company.

5. Subsequent Events

The statement of financial condition was approved by management and available for issuance on February 23, 2017. Subsequent events have been evaluated through this date.